SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 10, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 10, 2003, regarding Annual General meeting (AGM) April 8, 2003.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Globe Arena, entrance the Annex, Globentorget, Stockholm, Sweden at 4.00 p.m. on Tuesday, April 8, 2003.

Notice of attendance

Shareholders who would like to attend the Annual General Meeting shall give notice hereof to the Company not later than 4 p.m. on Wednesday, April 2, 2003 via Ericsson’s web site www.ericsson.com/investors or by phone no. +46 (0)8 775 4455 between 10.00 a.m. and 4.00 p.m. weekdays, or by facsimile no. +46 (0)8 775 8018. Notice may also be given within prescribed time by mail to Telefonaktiebolaget LM Ericsson, Corporate Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please indicate name, date of birth, address, telephone no., and number of attending assistants.

In order to facilitate the registration at the Meeting, powers of attorney, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Monday, April 7, 2003.

Participants

Only those shareholders, who have been entered into the transcription of the share register of Friday, March 28, 2003, kept by VPC AB (Swedish Securities Register Centre) are entitled to participate in the Meeting, provided notice of attendance has been given. Shareholders, whose shares are registered in the name of a nominee, must temporarily be entered into the share register in order to be entitled to participate in the Meeting. The shareholder is requested to inform the nominee well before Friday, March 28, 2003, when such registration must have been effected. Please observe that this procedure may also be applicable for shareholders who are trading via the Internet.

Agenda

The following items will be dealt with at the Meeting:

1	Electionof the chairman of the Meeting.

2	Preparation and approval of the voting list.

3	Approvalof the agenda of the Meeting.

4	Determination as to whether the Meeting has been properly announced.

5	Electionof two persons approving the minutes.

6       a)      Presentationof the Annual Report, the Auditors’ Report, the Consolidated Accounts and the Auditors’ Report on the Consolidated Accounts.

b)	The President’s speech and the shareholders’ possible questions to the Board of Directors and the Management.

7	Approvals:

a)	The Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group.

b)	Discharge of liability for the members of the Board of Directors and the President.

c)	Determinationof the appropriation of the loss in accordance with the approved Balance Sheet.

8	Determinationof the number of members and deputy members of the Board of Directors.

9	Determinationof the fee payable to the Board of Directors.

10	Electionof Board members and deputy Board members.

11	Determinationof the number of deputy Auditors.

12	Determinationof the fee payable to the Auditors.

13	Electionof Auditors and deputy Auditors.

14	Electionof members of the Nomination Committee and determination of the fee to the Committee.

15	The Board of Directors’ proposal for transfer of own stock in relation to resolution on the Global Stock Incentive Program 2001.

16	The Board of Directors’ proposal for

a)	implementation of the Stock Purchase Plan 2003 and, on account of this,
b)	amendment of the Articles of Association;
c)	directed stock issue;
d)	authorization for the Board to decide on a directed offer to acquire own stock, and
e)	transfer of re-purchased own stock.

17	Einar Hellbom’s proposal for resolution by the Meeting for equal voting rights for share of series A and B.

18	Robert Österbergh’s proposal for resolution by the Meeting for the Company a) to establish an ethic code based on United Nations’ convention on human rights and ILO’s conventions, b) to establish a procedure whereby an ethical audit would be performed by a special independent auditor and the result of the audit would be published in the annual report, c) to describe in the annual report each Board member’s possible participation in various lobby groups, d) to account for the Company’s possible contributions to lobby groups and the purpose therefor, and e) to account for possible contributions to foreign politicians or political parties.

19	Closing.

Item 7 c) Dividend

The Board of Directors proposes no dividend be paid for year 2002.

Items 8, 9 and 10 Number of Board Members and Deputy Board Members, Fee to the Board of Directors, and Election of Board Members and Deputy Board Members

The Nomination Committee proposes

•	the number of Board members be nine without any deputy Board members;

•	the fee to the Board of Directors be maximum SEK 8 million to be distributed by the Board of Directors among its members; further it is proposed the Chairman of the Board receives an additional temporary fee of SEK 5.5 million for each of the year 2002 and 2003 in appreciation of his exceptional work efforts during 2002, all beyond the normal duties of a chairman, and which will be required by the Chairman also during 2003.

•	re-election of the members of the Board Peter Bonfield, Sverker Martin-Löf, Eckhard Pfeiffer, Peter Sutherland, Michael Treschow, Lena Torell and Marcus Wallenberg; Tom Hedelius has declined re-election; and

•	Arne Mårtensson and Carl-Henric Svanberg be elected Directors of the Board.

Item 11, 12 and 13 Number of Deputy Auditors, Fee to the Auditors and Election of Auditors and Deputy Auditors

According to the Articles of Association, the number of Auditors shall be three and the number of deputy Auditors maximum three. The Auditors and deputy Auditors are elected for a four-year period up to the end of the Annual General Meeting 2007. It is proposed:

•	The number of deputy Auditors be three.
•	The fee to the Auditors be paid on account.
•	Carl-Eric Bohlin and Thomas Thiel be re-elected Auditors and Bo Hjalmarsson be elected Auditor.
•	Stefan Holmström and Jeanette Skoglund be re-elected deputy Auditors and Peter Clemedtson be elected deputy Auditor.

Item 14 Election of Members of the Nomination Committee and Determination of Fee to the Committee

The Company has received proposals for appointment of Claes Dahlbäck, Investor, Anders Ek, Robur, Anders Nyrén, Industrivärden, Lars Otterbeck, Alecta, and Michael Treschow members of the Nomination Committee until the end of the Annual General Meeting in 2004.

Further, the Nomination Committee proposes no fee be paid to the committee for this period.

Item	15) Transfer of Own Stock in relation to the resolution on the Global Stock Incentive Program 2001

Background

The Annual General Meeting in 2001 resolved to approve transfer of own stock in relation to the introduction of a Global Stock Incentive Program. The Resolution comprised, inter alia, a right for the Company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the Program. According to the resolution by the Annual General Meeting, transfer should take place prior to the Annual General Meeting 2002. No such transfer had been made pursuant to the resolution prior to the Annual General Meeting 2002, at which the Meeting made a new resolution that the Company should be able to transfer own stock as described above prior to the Annual General Meeting 2003. In accordance with the resolution, 460,535 shares have been transferred up to March 4,, 2003.

Proposal

Therefore, the Board of Directors proposes the Annual General Meeting to resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2004, a maximum of 30,539,465 shares of series B, or the lower number of shares of series B, which as per March 25, 2003, remains of the original 31,000,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Company’s Global Stock Incentive Program 2001. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

Item 16 Implementation of the Stock Purchase Plan 2003 and on account of this, Amendment of the Articles of Association, Directed Stock Issue, Authorization on a Directed Offer to Acquire own Stock and Transfer of Re-purchased Own Stock

Background

The Annual General Meeting on March 28, 2001 resolved, inter alia, to issue and re-purchase own stock in connection with a stock related incentive program, the Global Stock Incentive Program 2001, comprising two parts, a Stock Option Plan 2001-2002 and a Stock Purchase Plan.

The Board of Directors has decided to propose the Annual General Meeting to resolve on a continued stock purchase plan in line with the same principles as setout in the Stock Purchase Plan launched in 2001.

Item 16 a) Implementation of the Stock Purchase Plan 2003

The Board proposes the Annual General Meeting resolves on a Stock Purchase Plan 2003, including 158,000,000 shares of series B, according to the principle guidelines below. No more than half the number of the shares under the plan, i.e. 79,000,000 shares, may be related to the plan’s first 12-month period.

Employees who participate in the Stock Purchase Plan 2003 shall, during a 24-month period from the implementation of the plan, be able to save up to 7.5% of gross salary, notexceeding SEK 50,000 per 12-month period, for the purchase of shares of series B. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B, free of consideration.

In principle, all employees within the Ericsson Group, today about 60,000, shall be offered to participate in the Stock Purchase Plan 2003.

In order to execute the Stock Purchase Plan 2003 as per above, the Board proposes the Annual General Meeting resolves as described below.

16 b) Amendment of the Articles of Association

Amendment of the Articles of Association to the effect that the number of shares of series C which may be issued is changed from 155,000,000 shares as a maximum, as presently stipulated, to 158,000,000 shares as a maximum (Paragraph 6).

16 c) Directed Stock Issue

Increase of Ericsson’s share capital by SEK 158,000,000 through an issue of 158,000,000 shares of series C, each share of a nominal amount of SEK 1.

The issue is proposed be effected on mainly the following terms.

•	The new shares shall – with deviation from the shareholders’ preferential right to subscribe for shares – be subscribed for by AB Industrivärden and/or Investor AB or subsidiaries of those companies.

•	The new shares shall be subscribed and paid for during the period April 22, 2003 – April 30, 2003.

•	The new shares shall be issued at a price of SEK 1 per share.

•	The new shares shall entitle to a dividend at an amount corresponding to STIBOR 360 days from April 30, 2003 up to and including April 30, 2004, calculated on the nominal amount of the Company’s share.

16 d) Authorization for the Board to decide on a Directed Offer to Acquire Own Stock.

Authorization for the Board to decide on acquisition of shares of series C in Ericsson on the following terms.

•	Acquisitions may be made through a public offer to all owners of shares of series C in Ericsson.
•	The authorization is valid and may be exercised until the Annual General Meeting in 2004.
•	The number of shares of series C permitted to be acquired shall be 158,000,000.
•	Acquisition of shares shall be made at a price in the interval SEK 1 – SEK 1.10 per share.
•	Payment for acquired shares shall be made in cash.

Following the acquisition of shares of series C, the Board will decide on conversion of all shares of series C to shares of series B.

16 e) Transfer of Own Stock

Transfer of re-purchased own shares on the following terms.

•	No more than 158,000,000 shares of series B may be transferred.
•	Right to acquire shares shall be granted to suchpersons within the Ericsson Group who are covered by the terms and conditions of the Stock Purchase Plan 2003. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares free of consideration and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to its employees covered by the terms of the Stock Purchase Plan 2003.
•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares according to the terms of the Stock Purchase Plan 2003, i.e. during the period from November 15, 2003, up to and including November 15, 2008.
•	Employees covered by the terms of the Stock Purchase Plan 2003 shall, subject to certain conditions, receive shares free of consideration.

•	Further, Ericsson shall have the right, prior to the Annual General Meeting in 2004, to transfer no more than 26,000,000 shares of series B of the holding of 158,000,000 shares of series B, in order to cover certain payments, mainly social security charges. Transfer of shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

The stock issue, the acquisition and the transfer of own stock are integrated parts of the Stock Purchase Plan 2003. The Board considers it to be an advantage for Ericsson and its shareholders that the employees are offered to become shareholders in Ericsson. The base for determination of the stock price and the transfer prices are described in the relevant items above.

The Stock Purchase Plan 2003 requires a total of 158,000,000 shares, corresponding to app. 0.99 % of the total number of issued shares and app. 1.00 % of the number of outstanding shares. Including existing incentive programs, the number of shares covered by such programs amounts to app. 356 million (after deduction of forfeited options and Ericsson’s convertible debenture program from 1997 which at present is not considered to result in any further dilution), corresponding to app. 2.25 % of the number of outstanding shares.

The resolution by the Annual Meeting on implementation of the Stock Purchase Plan 2003 and, on account of this, amendment of the Articles of Association, directed stock issue, authorization for the Board to decide on a directed offer to acquire own stock and transfer of re-purchased own stockshall be made as one “package”. Accordingly, the supermajority rules in the Leo Act shall apply, meaning that 90 % of the shares and votes represented at the Annual General Meeting must vote in favour of the proposal in its entirety.

A group of owners of A and B shares who jointly represent more than 50 % of the total number of votes of the Company has reported that they intend to vote in favour of the proposals in items 8-16 above.

Further, said group of shareholders has reported that they intend to vote against Einar Hellbom’s proposal according to item 17 above.

The Board of Directors’ complete proposals for resolution in items 15 and 16 above will be available from March 25, 2003. The proposal will be sent to the shareholder free of charge upon request. The proposal will also be available at the Company’s home page www.ericsson.com/investors as from the same date.

Stockholm, March 2003

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 10, 2003